                                   SCHEDULE 13G                Page 1 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                  Advanta Corp.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    007942105
                                   (CUSIP NO.)

                                December 31, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      [X]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)

-----------------

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 007942105                    13G                     Page 2 of 8 Pages
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1.    Name of Reporting Person:
            Advanta Corp. Employee Stock Ownership Plan
      I.R.S. Identification No. of Above Person: 23-2976471

--------------------------------------------------------------------------------
2.    Check the appropriate box if a member of a group*
                                    (a)  [  ]

                                    (b)  [x]
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3.    SEC use only
--------------------------------------------------------------------------------

4.    Citizenship or place of organization  Delaware
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                              5.    Sole Voting Power
                                          896,317
Number of                     --------------------------------------------------
Shares Beneficially           6.    Shared Voting Power
Owned by Each                             103,683
Reporting Person              --------------------------------------------------
With                          7.    Sole Dispositive Power

                                          1,000,000
                              --------------------------------------------------
                              8.    Shared Dispositive Power
                                          -0-
--------------------------------------------------------------------------------
9.    Aggregate amount beneficially owned by each reporting person:
                1,000,000
--------------------------------------------------------------------------------
10.   Check box if the aggregate amount in row (9) excludes certain shares*
                                                            [  ]
--------------------------------------------------------------------------------

11.   Percent of class represented by amount in row (9)     9.96%
--------------------------------------------------------------------------------

12.   Type of reporting person*
                        EP
--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 007942105                    13G                     Page 3 of 8 Pages
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                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

Item 1(a).  Name of Issuer:

            Advanta Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            P.O. Box 844
            Welsh & McKean Roads
            Spring House, PA 19477

Item 2(a).  Name of Person Filing:

            Advanta Corp. Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            Same as Item 1(b)

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Class A Common Stock

Item 2(e).  Cusip Number:

            007942105

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person filing is a:

            (a)   [ ]   Broker or dealer registered under Section 15 of the
                        Act.

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange
                        Act.

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act.

            (d)   [ ]   Investment Company registered under Section 8 of the
                        Investment Company Act.
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CUSIP NO. 007942105                    13G                     Page 4 of 8 Pages
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            (e)   [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f)   [X]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

            (g)   [ ]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

            (h)   [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

            (i)   [ ]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   [X]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a)   Amount beneficially owned:    1,000,000

            (b)   Percent of Class:    9.96%

            (c)   Number of shares as to which such person has:

                  (i)   power to vote or to direct the vote:    896,317

                  (ii)  Shared power to vote or to direct the vote:    103,683

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,000,000

                  (iv)  Shared power to dispose or to direct the disposition of:
                        -0-

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
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CUSIP NO. 007942105                    13G                     Page 5 of 8 Pages
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Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification And Classification of The Subsidiary Which Acquired The Security Being Reported on by The Parent Holding Company.

            Not Applicable.

Item 8.     Identification And Classification of Members of The Group.

            See Exhibit A for information concerning the voting and dispositive power with respect to shares of the Issuer's voting securities beneficially owned by the trustees of the Advanta Corp. Employee Stock Ownership Plan (the "Plan"). The Plan disclaims that it is acting in concert, or as a member of a group, with its trustees. Each trustee of the Plan has informed the Plan that he disclaims that he is acting in concert, or as a member of a group, with the Plan. As indicated on the cover page of this Schedule 13G, such trustees may be deemed to be a group with the Plan.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.
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CUSIP NO. 007942105                    13G                     Page 6 of 8 Pages
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Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, in my capacity as a trustee of the Plan, I certify that the information set forth in this statement is true, complete and correct.

ADVANTA CORP. EMPLOYEE STOCK OWNERSHIP PLAN

By: /s/ Dennis Alter                                February 12, 2002
-------------------------------                     ----------------------------
Dennis Alter                                              (Date)
Trustee

By:  /s/ William A. Rosoff                          February 12, 2002
-------------------------------                     ----------------------------
William A. Rosoff                                         (Date)
Trustee

By: /s/ Olaf Olafsson                               February 12, 2002
-------------------------------                     ----------------------------
Olaf Olafsson                                             (Date)
Trustee

By: /s/ Arthur P. Bellis                            February 12, 2002
-------------------------------                     ----------------------------
Arthur P. Bellis                                          (Date)
Trustee

By: /s/ Michael Stolper                             February 12, 2002
-------------------------------                     ----------------------------
Michael Stolper                                           (Date)
Trustee
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CUSIP NO. 007942105                    13G                     Page 7 of 8 Pages
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                                    Exhibit A

                       Identification of Members of Group

      Shares of Class A Common Stock of the Issuer are held in trust for the benefit of employees participating in the Plan. As of December 31, 2001, the Plan held 1,000,000 shares of the Issuer's Class A Common Stock, 103,683 shares of which had been allocated to Plan participants. By the terms of the Plan, the Plan trustees vote shares allocated to participant accounts as directed by participants.

      Shares of Class A Common Stock held by the Plan, but not yet allocated or as to which participants have not made timely voting directions, are voted by the Plan trustees in the same proportions as shares for which directions are received (subject to each trustee's fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

      Under Rule 13d-1 of the Securities Exchange Act of 1934, as amended, each of the Plan trustees may be deemed a beneficial owner of the 896,317 shares which, as of December 31, 2001, had not been allocated to Plan participants, or any of the 103,683 shares for which timely voting directions are not made to the trustees by Plan participants. Each of the trustees has informed the Plan that he disclaims beneficial ownership as to all of the shares held by the Plan.
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CUSIP NO. 007942105                    13G                     Page 8 of 8 Pages
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      The Plan trustees and their beneficial ownership, as of December 31, 2001, of shares of Class A Common Stock of the Issuer, exclusive of responsibilities as a Plan trustee, are as follows (such ownership being disregarded in reporting the Plan's ownership within this Schedule 13G):

           Name                Beneficial Ownership           Beneficial
                              (Other Than As A Plan            Ownership
                                   Participant)                 As Plan
                                                              Participant
Dennis Alter                       3,046,067(1)                     -0-
William A. Rosoff                     82,798(2)                 386.244
Olaf Olafsson                            -0-                        -0-
Arthur P. Bellis                      26,058                        -0-
Michael Stolper                       82,798(3)                     -0-


------------------

(1) Does not include 1,010 shares of the Issuer's Class A Preferred Stock owned by Mr. Alter's spouse, as to which Mr. Alter has no voting or dispositive power. Includes 571,905 and 82,798 shares of Issuer's Class A Common Stock owned by two charitable foundations, respectively, as to which Mr. Alter has shared voting and dispositive power, and 41,399 shares of Issuer's Class A Common Stock held by a trust established by Mr. Alter, through which he has made certain charitable gifts of shares and as to which Mr. Alter has sole voting and dispositive power.

(2) Consists of 82,798 shares of Issuer's Class A Common Stock owned by a charitable foundation as to which Mr. Rosoff has shared voting and dispositive power.

(3) Consists of 82,798 shares of Issuer's Class A Common Stock owned by a charitable foundation as to which Mr. Stolper has shared voting and dispositive power.